UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On October 24, 2022, Genenta Science S.p.A. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s business update and financial results for the six months ended June 30, 2022. A copy of the Press Release is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated October 24, 2022, regarding the Registrant’s business update and financial results for the six months ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: October 25, 2022